ADMINISTRATIVE SERVICES AGREEMENT

        THIS ADMINISTRATIVE SERVICES AGREEMENT is dated as of the date set forth below, between Marcus Investments LLC, a Wisconsin limited liability company (“Recipient”), and The Marcus Corporation, a Wisconsin corporation (“Provider”).

        WHEREAS, the Recipient desires to receive, and the Provider desires to provide, various administrative support services, staffing personnel and related equipment to the Recipient in support of its business in accordance with the terms and conditions hereof.

        NOW, THEREFORE, in consideration of the premises, and subject to the terms and conditions herein contained, the parties hereto agree as follows:

        1.    Services. In connection with and to facilitate the management and operation of Recipient’s business and subject to Sections 4 and 5 below, Provider hereby agrees to provide to Recipient and its members, managers, directors, officers and employees from and after the date hereof, at Recipient’s request, the administrative support services, staffing personnel and related equipment and resources described below (collectively, “Services”):

            (a)    Management Information and Telecommunication System Services. All management information and telecommunication systems functions and services, including without limitation, those relating to access to and use of Provider’s computer network system, telecommunication system, telephone system, e-mail system, voice mail system, internet access and any and all related computer, management information, telecommunication and/or data processing functions and services, programming, hardware, software, updates and communication support. The parties agree that, in providing such Services and access described above, Provider may impose such protocols, procedures and/or restrictions as it may deem necessary or appropriate to maintain the confidentiality of certain information otherwise contained in Provider’s management information and/or telecommunication systems.

            (b)    Staffing Services. All personnel and other employee staffing services needed by Recipient to manage, operate and support its business.

            (c)    Office Support Services. All office management support and general office functions and services, including without limitation, those relating to secretarial, word processing, mailroom, janitorial and security services.

            (d)    Accounting Services. All accounting functions and services, including without limitation, those relating to accounts receivable, accounts payable, credit, general ledger, payroll and taxes.

            (e)    Legal Services. All legal functions and services, including without limitation, those relating to organizational matters, tax matters, acquisition and/or investment matters, operational matters and compliance matters, under the direction of Provider’s General Counsel.

            (f)    Human Resources and Employee Health Insurance. The following, and only the following, specific human resource and employee benefit functions and services: payroll processing, tax withholding and employee health, dental and disability insurance; it being specifically understood and agreed that the staffing personnel provided by Provider to Recipient and who are dedicated to work full-time on Recipient matters will not be eligible to participate in any of Provider’s other compensation, bonus or benefit plans, including specifically, the Provider’s 401(K) plan, Provider’s supplemental pension plan, Provider’s employee stock purchase plan and any other plans that are subject to the terms and conditions of ERISA and will be required to execute a written agreement, waiver and release to such effect.

            (g)    Other Services. Such other administrative and/or support services and/or personnel as Recipient may from time to time or at any time reasonably request and that are otherwise already provided by Provider within or to its own organization.

            (h)    Equipment and Supplies. All equipment and supplies, whether office, general administrative, computer, communication, telephone, maintenance or otherwise needed or advisable related to and/or in support of the foregoing Services, including without limitation, personal computers, Treos, PDAs, fax machines, copiers, cell phones and the like. All of such equipment and unused supplies shall remain the sole property of Provider and shall be returned to Provider in good working order and condition (ordinary wear and tear excepted) upon termination of this Agreement.

        2.    Fees.

            (a)    Allocated Costs. The parties hereto agree that, in consideration for the provision of the Services by Provider under Section 1 above, Recipient shall pay to Provider an amount equal to all the Provider’s fully allocated costs (direct and indirect) incurred for the Services actually used by Recipient and the compensation, benefits and perquisites of the staffing personnel provided to Recipient, including without limitation, any and all out-of-pocket costs and expenses related thereto (collectively, “Allocated Costs”). The Allocated Costs for all staffing personnel provided to Recipient shall include Provider’s cost of providing all compensation, benefits and perquisites to such personnel, plus all of the fully allocated administrative and out-of-pocket costs and expenses related thereto.

            (b)    Invoicing and Payment. Provider shall deliver to Recipient an invoice at the end of each calendar month setting out in reasonable detail the following: (i) the Services provided by Provider to the Recipient for the month then ended; (ii) the Allocated Costs incurred by Provider in connection therewith; and (iii) the manner of calculation of such Allocation Costs. The Recipient shall pay the total Allocated Costs specified therein to Provider in cash within 30 days of receipt by the Recipient of such invoice.

        3.    Term. This Agreement shall be terminable at will for any reason whatsoever by either party upon 90 days advance written notice to the other party.

        4.    No Interference. As a condition to Provider providing to Recipient Services under Section 1 above, Recipient agrees that Provider’s provision of such Services shall not interfere with or otherwise adversely affect Provider’s business or operations and that Provider may, accordingly, determine to modify the terms and conditions of providing such Services or may determine not to provide such Services at all.

        5.    Confidentiality. During the term of this Agreement and for five years thereafter, the Recipient, including all of its members, managers, directors, officers and employees, will not use or disclose directly or indirectly any trade or business secrets or any other confidential or proprietary information relating to the business or operations of the Provider obtained by Recipient or such individuals in connection with Provider’s performance of this Agreement. Recipient, including all of its members, managers, directors, officers and employees, will use all reasonable efforts to maintain the strict confidentiality of all such information and will not use such information in any way detrimental to Provider. Recipient may disclose any such information which has been previously publicly disclosed by Provider.

        6.    Non-Competition; Corporate Opportunities. During the term of this Agreement and for two years thereafter, the Recipient, including all of its members, managers, directors and officers, will not compete directly or indirectly with or against the Provider’s principal businesses of motion picture theatre exhibition or hotels or resort ownership, management, franchising or operation. During the term of this Agreement and for two years thereafter, any corporate or business opportunities with respect to Provider’s principal businesses as to which Recipient, including any of its members, managers, directors and officers, become aware will be promptly referred to Provider for its sole and exclusive benefit (unless otherwise waived by Provider).

        7.    Indemnification. Recipient (including its members on a joint and several basis) shall release, defend, indemnify and hold harmless Provider and its officers, directors, shareholders, affiliates, subsidiaries, employees and agents (collectively, “Indemnified Parties”) from and against any and all losses, liabilities, claims, obligations and/or expenses including without limitation, court costs and reasonable attorneys’ fees and expenses that may be incurred by, or asserted against, any of the Indemnified Parties, arising from, relating to, or in connection with, in whole or in part, (a) the alleged or actual acts, errors or omissions of Recipient or its members, managers, directors, officers, employees or the staffing personnel provided to Recipient by Provider under Section 1; (b) the alleged or actual acts, errors or omissions of Recipient or its members, managers, directors, officers, employees or the staffing personnel provided to Recipient by Provider under Section 1 with respect to any decisions regarding the terms and conditions of service of the staffing personnel provided to Recipient by Provider under Section 1, including any decisions to hire, terminate, discipline or reassign the staffing personnel provided to Recipient by Provider under Section 1 and any claim by staffing personnel dedicated to work full-time for Recipient that they are entitled to benefits or compensation from Provider that are otherwise not provided under Section 1(f); (c) any alleged or actual breach of this Agreement by Recipient or its members, managers, directors, officers, employees or the staffing personnel provided to Recipient by Provider under Section 1; and (d) any Damages asserted by, or liability to, third parties arising from, relating to, or in connection with, in whole or in part, Recipient’s business (including Recipient’s commercial use of the “Marcus” name).

        8.    Provider Approval and Public Disclosure. This Agreement is subject to the initial and thereafter annual review and approval of Provider’s Corporate Governance Committee of its Board of Directors and to public disclosure and description hereof by Provider (including the parties hereto (including the members of Recipient), the Services provided, the staffing personnel provided to Recipient by Provider under Section 1 and fees paid) as may be required or otherwise deemed advisable under the rules and regulations of the SEC and/or NYSE.

        9.    Independent Contractor Provider is an independent contractor to Recipient under this Agreement. Nothing contained herein shall create a partnership, joint venture, agency or employment relationship between the parties hereto.

        10.    Governing Law; No Assignability. This Agreement shall be governed by the laws of the State of Wisconsin and shall be binding upon the parties and inure to the benefit of the successors and assigns of the respective parties hereto; provided, however, that this Agreement and all rights hereunder may not be assigned by any party hereto except with the written consent of the other party hereto (except that any subsidiary of Provider may provide the Services or staffing personnel to Recipient hereunder).

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of this 1st day of September, 2006.

THE MARCUS CORPORATION	MARCUS INVESTMENTS LLC
By: /s/ Thomas F. Kissinger	By: /s/ Gregory S. Marcus
Name: Thomas F. Kissinger	Name: Gregory S. Marcus
Title: Vice President, General	Title: Manager
Counsel and Secretary